UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number 000-53776

China Metro-Rural Holdings Limited

(Translation of registrant’s name into English)

Suite 2208, 22/F Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The information included in the Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (File No. 333-171825).

On May 6, 2011, China Metro-Rural Holdings Limited (the “Company”) entered into an Underwriting Agreement (the “Underwriting Agreement”) with Maxim Group LLC (the “Underwriter”) relating to the issuance and sale of 1,517,978 units, each consisting of one of the Company’s ordinary shares and a warrant to purchase 0.65 of one ordinary share. Each unit’s component ordinary share and warrant is immediately separable and will be issued separately. The warrants will be immediately exercisable at $3.456 per ordinary share, subject to anti-dilution and “make good” adjustments, and will expire three years from the date of issuance. There is not expected to be any trading market for the units or the warrants issued in the offering contemplated by the Underwriting Agreement (the “Offering”), and the Company has not applied to list them on any exchange. Under the terms of the transaction, the Company will sell the units to investors for expected gross proceeds of approximately $4.37 million.

Pursuant to the terms of the Underwriting Agreement, the Company has agreed to pay the Underwriter a fee equal to 6% of the gross proceeds from the sale of units in the Offering and to issue to the Underwriter or its designees warrants to acquire that number of ordinary shares equal to an aggregate of 8% percent of the securities sold in the offering, or 200,373 ordinary shares. The Underwriter warrants have the same terms as the warrants issued to the investors in the Offering, except that such warrants do not have a “make good” adjustment and are not transferrable except as permitted by FINRA Rule 5110.

The closing of the Offering is expected to take place on May 11, 2011, subject to the satisfaction of customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements of the Company and certain affiliates, and customary conditions to closing, indemnification rights, obligations of the parties and termination provisions. A copy of the Underwriting Agreement and a copy of the Warrant Agent Agreement (which attaches a form of warrant) are attached as Exhibits 1.1 and 4.1 hereto, respectively, and are incorporated herein by reference. The foregoing descriptions of the Underwriting Agreement and Warrant Agent Agreement do not purport to be complete and are qualified in their entirety by reference to the exhibits hereto.

The ordinary shares and warrants were offered and will be issued pursuant to a prospectus supplement which has been filed with the Securities and Exchange Commission on May 9, 2011 in connection with a shelf takedown from the Company’s registration statement on Form F-3 (File No. 333-171825), as amended (the “Shelf Registration Statement”), which became effective on March 2, 2011. A copy of the opinion of Conyers Dill & Pearman relating to the legality of the issuance and sale of the securities in the offering is attached as Exhibit 5.1 hereto.

The Company offered and is selling the above referenced securities pursuant to the Shelf Registration Statement. This Report on Form 6-K is being furnished in part for the purpose of incorporating the Exhibits 1.1, 4.1 and 5.1 of this report by reference into the Shelf Registration Statement for purposes of the Offering. The benefits of the representations and warranties set forth in Exhibits 1.1 and 4.1 that are intended for the investors in the Offering are intended only for the investors in the Offering and do not constitute continuing representations and warranties of the Company to any future or other investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2011		CHINA METRO-RURAL HOLDINGS LIMITED

	By	/s/ Sio Kam Seng
Sio Kam Seng Executive Director and Vice Chairman of the Board and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated May 6, 2011, by and between China Metro-Rural Holdings Limited and Maxim Group LLC

4.1	Warrant Agent Agreement

5.1	Opinion of Conyers Dill & Pearman (including their consent).

23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)